

December 23, 2010

<u>Via Mail and Facsimile (713-651-4559)</u>

T. M. Whichard III
Chief Financial Officer
Key Energy Services, Inc.
1301 McKinney Street
Houston, TX 77010

   Re: **Key Energy Services, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed February 24, 2010
     File No. 1-08038
     Response Letter Filed December 14, 2010

Dear Mr. Whichard:

   We refer you to our comment letter dated November 30, 2010 regarding potential business contacts with Iran and Syria. We have completed our review of this subject matter and have no further comments at this time.

          Sincerely,

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Roger Schwall
   Assistant Director
   Division of Corporation Finance